Filed by Diversified Healthcare Trust

Commission File No. 001-15319

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust

Commission File No. 001-15319

Registration Statement on Form S-4: 333-272105

Date: July 27, 2023

On July 27, 2023, Diversified Healthcare Trust issued the following press release.

FOR IMMEDIATE RELEASE

Diversified Healthcare Trust Provides Monthly SHOP Performance Update

SHOP NOI Flattened Over the Past Two Months and DHC’s Operators Expect Higher Operating Expenses to Result in Second Half 2023 SHOP NOI that is Approximately Equal to that of First Half 2023

Earliest Compliance with Debt Incurrence Covenants Expected Mid-Year 2024 and, Given Current Operating Outlook, Substantial Risk that it May Take Longer than Mid-Year 2024

Newton, MA (July 27, 2023): Diversified Healthcare Trust (Nasdaq: DHC) today provided an update regarding the recent performance of its Senior Housing Operating Portfolio, or SHOP, segment.

Jennifer Francis, DHC’s President and Chief Executive Officer made the following statement:

“DHC’s SHOP NOI has flattened over the past two months and, after extensive consultation with our operating partners, we expect there will be higher operating expenses in the second half of 2023. Specifically, insurance and labor costs are expected to be materially higher in the second half of 2023 and will likely offset any revenue gains during that period. As a result, it is our current expectation that second half of 2023 SHOP NOI will be approximately equal to the first half of 2023, with no real growth during the second half of the year. Because of this, we continue to expect that the earliest DHC will be in compliance with its debt incurrence covenants is mid-year 2024, and there is substantial risk that it may take longer than mid-year 2024 to be in compliance. We continue to believe that the previously announced merger with Office Properties Income Trust is the best path for long term value preservation and creation for DHC shareholders.”

Monthly Unaudited Results in DHC’s Total SHOP Comparable Properties:

•	June 2023 occupancy was 78.7%, 780 basis points below June 2019, and 60 basis points above May 2023.

•	June 2023 Resident Fees and Services revenue was $93.0 million, $9.2 million, or 9.0%, below June 2019, and $0.5 million, or 0.5%, above May 2023.

•	June 2023 net operating income, or NOI, was $7.2 million, $12.3 million, or 63.1%, below June 2019, and $1.3 million, or 22.0%, above May 2023.

•	June 2023 NOI margin was 7.7%, 1,130 basis points below June 2019, and 130 basis points above May 2023.

Year to Date Unaudited Results in DHC’s Total SHOP Comparable Properties:

•	Year to date occupancy through June 30, 2023, was 77.8%, 870 basis points below the same period in 2019.

•	Year to date Resident Fees and Services revenue through June 30, 2023, was $549.1 million, $65.6 million, or 10.7%, below the same period in 2019.

•	Year to date NOI through June 30, 2023, was $39.1 million, $74.1 million, or 65.4%, below the same period in 2019.

•	Year to date NOI margin through June 30, 2023, was 7.1%, 1,130 basis points below the same period in 2019.

Diversified Healthcare Trust(1)

(dollars in thousands, except average monthly rate)

	2019 Pro Forma (2)							2023
COMPARABLE (3)	Jan	Feb	Mar	Apr	May	Jun	YTD	Jan	Feb	Mar	Apr	May	Jun	YTD
ALR/Five Star Managed Communities
Number of Properties	117	117	117	117	117	117	117	117	117	117	117	117	117	117
Number of Units	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995
Occupancy	88.0%	88.0%	88.0%	88.0%	87.9%	88.0%	88.0%	78.0%	77.9%	78.5%	78.7%	78.8%	79.3%	78.5%
Average Monthly Rate	$4,709	$5,099	$4,723	$4,833	$4,703	$4,834	$4,812	$4,278	$4,907	$4,384	$4,541	$4,417	$4,549	$4,505

Residents Fees and Services	$72,761	$71,079	$72,954	$72,277	$72,562	$72,250	$433,883	$58,695	$60,666	$60,434	$60,769	$61,178	$61,309	$363,051
Property Operating Expenses	(57,168)	(53,411)	(59,496)	(56,989)	(58,708)	(56,515)	(342,287)	(52,606)	(51,786)	(54,777)	(50,892)	(54,500)	(54,324)	(318,885)
NOI (4)	$15,593	$17,668	$13,458	$15,288	$13,854	$15,735	$91,596	$6,089	$8,880	$5,657	$9,877	$6,678	$6,985	$44,166
NOI Margin	21.4%	24.9%	18.4%	21.2%	19.1%	21.8%	21.1%	10.4%	14.6%	9.4%	16.3%	10.9%	11.4%	12.2%

Other Operator Managed Communities
Number of Properties	106	106	106	106	106	106	106	106	106	106	106	106	106	106
Number of Units	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130
Occupancy	82.5%	82.6%	82.6%	82.6%	82.5%	82.6%	82.6%	74.2%	75.9%	76.2%	76.6%	76.3%	77.2%	76.1%
Average Monthly Rate	$5,889	$6,344	$5,929	$6,041	$5,896	$6,011	$6,013	$5,665	$5,944	$5,662	$5,668	$5,566	$5,749	$5,705

Residents Fees and Services	$30,304	$29,501	$30,539	$30,100	$30,336	$29,956	$180,736	$30,788	$29,808	$31,504	$30,938	$31,303	$31,664	$186,005
Property Operating Expenses	(26,798)	(24,627)	(27,785)	(26,329)	(27,284)	(26,260)	(159,083)	(33,025)	(30,118)	(32,590)	(31,725)	(32,096)	(31,472)	(191,026)
NOI (4)	$3,506	$4,874	$2,754	$3,771	$3,052	$3,696	$21,653	$(2,237)	$(310)	$(1,086)	$(787)	$(793)	$192	$(5,021)
NOI Margin	11.6%	16.5%	9.0%	12.5%	10.1%	12.3%	12.0%	(7.3)%	(1.0)%	(3.4)%	(2.5)%	(2.5)%	0.6%	(2.7)%

Total SHOP Comparable
Number of Properties	223	223	223	223	223	223	223	223	223	223	223	223	223	223
Number of Units	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125
Occupancy	86.6%	86.6%	86.6%	86.6%	86.5%	86.5%	86.5%	76.9%	77.3%	77.8%	78.1%	78.1%	78.7%	77.8%
Average Monthly Rate	$5,004	$5,410	$5,024	$5,135	$5,001	$5,128	$5,112	$4,671	$5,206	$4,751	$4,868	$4,749	$4,897	$4,851

Residents Fees and Services	$103,065	$100,580	$103,493	$102,377	$102,898	$102,206	$614,619	$89,483	$90,474	$91,938	$91,707	$92,481	$92,973	$549,056
Property Operating Expenses	(83,966)	(78,038)	(87,281)	(83,318)	(85,992)	(82,775)	(501,370)	(85,631)	(81,904)	(87,367)	(82,617)	(86,596)	(85,796)	(509,911)
NOI (4)	$19,099	$22,542	$16,212	$19,059	$16,906	$19,431	$113,249	$3,852	$8,570	$4,571	$9,090	$5,885	$7,177	$39,145
NOI Margin	18.5%	22.4%	15.7%	18.6%	16.4%	19.0%	18.4%	4.3%	9.5%	5.0%	9.9%	6.4%	7.7%	7.1%

(1)	The information regarding DHC’s SHOP segment results for April, May and June 2023 and year to date 2023, and on a pro forma basis for the 2019 periods indicated, reflects preliminary estimates with respect to certain results of DHC for such periods, based on currently available information. Because the quarterly financial close process and review for those periods is not yet complete, DHC’s final results upon completion of its quarterly close process and review may vary from these preliminary estimates.

(2)	Many of the senior living communities currently operated on DHC’s behalf in its SHOP segment were leased in 2019. DHC believes pro forma operating results are a meaningful supplemental performance measure as they present historical community level operating results regardless of the form of contractual arrangements. The table presents pro forma residents fees and services revenue, pro forma property operating expenses and pro forma NOI as if the communities had been managed for DHC’s account throughout all periods presented to assist in understanding community level operating results.

(3)	Comparable properties consist of properties owned and in service continuously since January 1, 2019; excludes properties classified as held for sale, closed or out of service and communities previously leased to operators that did not provide monthly financial results.

(4)	The calculation of NOI shown excludes certain components of net income (loss) in order to provide results that are more closely related to DHC's property level results of operations. DHC defines NOI as income from its real estate less its property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions that DHC records as depreciation and amortization. DHC calculates comparable property NOI in the same manner that it calculates the corresponding NOI amount, except that it only includes comparable properties in calculating comparable property NOI. DHC uses NOI and comparable property NOI to evaluate individual and company wide property level performance. Other real estate companies and real estate investment trusts, or REITs, may calculate NOI and comparable property NOI differently than DHC does.

Calculation and Reconciliation of NOI and Comparable Property NOI for SHOP Segment

(dollars in thousands)

	For the Six Months Ended
	6/30/2019			6/30/2023
Calculation of NOI:	SHOP	Restructuring Transaction	Pro Forma	SHOP
Rental income	$72,713	$(72,713)	$-	$-
Residents fees and services	216,951	420,425	637,376	564,438
Property operating expenses	(172,713)	(346,969)	(519,682)	(524,288)
NOI	116,951	743	117,694	40,150

Reconciliation of NOI to Comparable Property NOI:
NOI	$116,951	$743	$117,694	$40,150
NOI of properties not included in comparable results	(1,035)	(3,410)	(4,445)	(1,005)
Comparable property NOI	$115,916	$(2,667)	$113,249	$39,145

	For the Six Months Ended
	6/30/2019			6/30/2023
	SHOP	Restructuring Transaction	Pro Forma	SHOP
Revenues:
Rental income	$72,713	$(72,713)	$-	$-
Residents fees and services	216,951	420,425	637,376	564,438
Total revenues	289,664	347,712	637,376	564,438

Expenses:
Property operating expenses	172,713	346,969	519,682	524,288
Depreciation and amortization	65,179	-	65,179	85,304
Impairment of assets	8,323	-	8,323	3,617
Total expenses	246,215	346,969	593,184	613,209

Gain on sale of properties	15,207	-	15,207	1,233
Interest and other income	-	-	-	1,466
Interest expense	(1,896)	-	(1,896)	(423)
Loss on early extinguishment of debt	(17)	-	(17)	-
Net income (loss)	56,743	743	57,486	(46,495)

Add (less): Interest expense			1,896	423
Interest and other income			-	(1,466)
Depreciation and amortization			65,179	85,304
Impairment of assets			8,323	3,617
Gain on sale of properties			(15,207)	(1,233)
Loss on early extinguishment of debt			17	-
NOI			117,694	40,150
NOI of properties not included in comparable results			(4,445)	(1,005)
Comparable property NOI			$113,249	$39,145

About Diversified Healthcare Trust:

DHC is a real estate investment trust focused on owning high-quality healthcare properties located throughout the United States. DHC seeks diversification across the health services spectrum by care delivery and practice type, by scientific research disciplines and by property type and location. As of March 31, 2023, DHC’s approximately $7.1 billion portfolio included 376 properties in 36 states and Washington, D.C., occupied by approximately 500 tenants, and totaling approximately 9 million square feet of life science and medical office properties and more than 27,000 senior living units. DHC is managed by The RMR Group (Nasdaq: RMR), a leading U.S. alternative asset management company with more than $37 billion in assets under management as of March 31, 2023 and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. To learn more about DHC, visit www.dhcreit.com.

Warning Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever DHC uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, it is making forward-looking statements. These forward-looking statements are based upon DHC’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by DHC’s forward-looking statements as a result of various factors. For example: (a) the information regarding DHC’s SHOP segment results provided in this press release reflects certain preliminary estimates based on currently available information, and DHC’s final results upon completion of its quarterly financial close process and review may vary from these preliminary estimates, and as a result, the information provided herein may not provide a meaningful measure of DHC’s SHOP segment results as expected; (b) Ms. Francis states in this press release DHC’s expectations regarding SHOP NOI for the second half of 2023 and with respect to operating expenses, including insurance and labor costs, and with respect to the earliest DHC is expected be in compliance with its debt incurrence covenants; however, actual SHOP NOI and operating expenses in the second half of 2023 may be higher or lower than currently expected and the timing of DHC’s compliance with its debt incurrence covenants may also differ from the timing DHC currently expects; and (c) Ms. Francis states in this press release that the merger with Office Properties Income Trust, or OPI, is the best path for long term value preservation and creation for DHC shareholders; however, the closing of the proposed merger is subject to the satisfaction or waiver of closing conditions, some of which are beyond DHC’s control, and DHC cannot be sure that any or all of these conditions will be satisfied or waived. Accordingly, the merger may not close on the contemplated terms or at all or it may be delayed, and if merger does close, DHC may not realize the benefits from the merger that it currently expects.

The information contained in DHC's periodic reports filed with the Securities and Exchange Commission, or the SEC, including under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” or incorporated therein, also identifies important factors that could cause DHC's actual results to differ materially from those stated in or implied by DHC's forward-looking statements. DHC's filings with the SEC are available on the SEC's website at www.sec.gov.

You should not place undue reliance upon any forward-looking statements. Except as required by law, DHC does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Important Additional Information About the Merger

This press release may be deemed to be solicitation material in respect of the proposed merger between DHC and OPI. In connection with the proposed merger, OPI filed a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus of DHC and OPI. On July 21, 2023, the registration statement was declared effective by the SEC and DHC and OPI each filed with the SEC and commenced mailing to their respective shareholders the definitive joint proxy statement/prospectus. The proposed transaction involving DHC and OPI will be submitted to DHC’s and OPI’s shareholders for their consideration at special meetings of shareholders to be held on August 30, 2023. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC, OPI AND THE MERGER. Investors are also able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by DHC with the SEC may be obtained for free on DHC’s Investor Relations website at www.dhcreit.com/investors or by contacting the DHC Investor Relations department at 1-617-796-8234. In addition to the registration statement and the joint proxy statement/prospectus, DHC files annual, quarterly and current reports and other information with the SEC. DHC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities or a solicitation of any vote or approval in any jurisdiction with respect to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

DHC and certain of its trustees and executive officers, OPI and certain of its trustees and executive officers, and The RMR Group LLC, the manager of DHC and OPI, and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from DHC’s and OPI’s shareholders in connection with the merger. Certain information regarding these trustees, executive officers, directors, officers and employees and a description of their direct and indirect interests are set forth in the registration statement and the joint proxy statement/prospectus filed with the SEC by DHC and/or OPI. Information about DHC’s trustees and executive officers is also included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Information about OPI’s trustees and executive officers is included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Copies of the foregoing documents may be obtained as provided above.

Contact:
Melissa McCarthy, Manager, Investor Relations
(617) 796-8234

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